

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 25, 2008

Via U.S. mail

Mr. William J. Muran
Ameriwest Minerals Corp.
5135 Camino El Norte, Suite 250
North Las Vegas, NV 89031

>   **Re: Ameriwest Minerals Corp.**
>   **Registration Statement on Form S-1, Amendment No. 1**
>   **Filed November 12, 2008**
>   **File No. 333-154182**

Dear Mr. Muran:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, "Some holders of our securities may have the right to rescind …," pages 11 to 12

1.   We note your response that "April of 2007" was a typographical error and that you have replaced "April of 2007" with "August of 2007." However, it is our understanding from previous conversations with the company that the prospectus from the post-effective amendment filed on January 28, 2008 was used to make

offers and sales in late January 2008 to February 18, 2008. Thus, it appears that August 2007 may be an incorrect date. Please review and revise as appropriate.

Selling Shareholders, pages 12 to 13, and Recent Sales of Unregistered Securities, pages II-3 to II-4

2.   We note your response to our previous comment 7, in which you indicate that "We have removed any reference to Regulation S throughout the prospectus." However, this goes beyond what was requested in our comment. In our comment, we indicated that we did not believe that a Regulation S exemption was available for the issuance that occurred in February 2008. Thus, it was appropriate for you to remove the references to Regulation S *to the extent that they applied to the February 2008 issuance*. However, we were not expressing a view as to whether Regulation S was available as an exemption with regard to the transactions that occurred in September 2008. Also, because you have deleted the references to Regulation S with regard to the September 2008 transactions, you now have no explanation as to the exemptions that applied to the September 2008 transactions. Please review and revise to indicate what exemptions you believe apply with regard to the September 2008 transactions.

Plan of Distribution, pages 14 to 15

3.   We note your statements that "The selling shareholders and any broker-dealer who execute sales for the selling shareholders **may be deemed** to be an 'underwriter' within the meaning of the Securities Act in connection with such sales [emphasis added]" and "In particular, during such times as the selling shareholders **may be** deemed to be engaged in a distribution of the common stock, and therefore **be considered** to be an underwriter, they must comply with applicable law … [emphasis added]." Please revise by replacing "may be deemed" and "may be considered" with "are deemed" and "are considered."

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: N. Gholson
     Via Facsimile:
     William Macdonald, Esq. – W.L. Macdonald Law Corporation – (604) 681-4760